Posh Outdoors, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Period Ended December 31st, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Posh Outdoors, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 29, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	
Total Current Assets	-
Non-current Assets	
Other Assets	500
Total Non-Current Assets	500
TOTAL ASSETS	500
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Liabilities	-
Total Current Liabilities	-
Long-term Liabilities	
Other Liabilities	-
Total Long-Term Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Common Stock	-
Additional Paid in Capital	500
Accumulated Deficit	-
Total Equity	500
TOTAL LIABILITIES AND EQUITY	500

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 11/13/2023	-	-	-	-	-
Issuance of Common Stock	1,000	-	-		-
Additional Paid in Capital	-	-	500	-	500
Net Income (Loss)				-	-
Ending Balance 12/31/2023	1,000	-	500	-	500

Statement of Operations

	Period Ended December 31, 2023
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	-
General and Administrative	-
Research and Development	-
Total Operating Expenses	-
Operating Income (loss)	-
Other Income	
Other	-
Total Other Income	-
Other Expense	
Other	-
Total Other Expense	-
Earnings Before Income Taxes	-
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	-

Statement of Cash Flows

	Period Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	
Other	-
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Issuance of Common Stock	-
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-
Cash Paid for Interest	-
Cash Paid for Income Taxes	-

Posh Outdoors, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Posh Outdoors, Inc. ("Company") was formed in the state of Delaware on November 13, 2023. The Company plans to earn revenue from guests staying in its boutique luxury lodging units ("Lodging Units") situated in beautiful natural surroundings. The Lodging Units will be placed on sites of existing tourism businesses under a license agreement and Company owned sites in the United States and Canada.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise capital to acquire/install Lodging Units and for general corporate purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Equity based compensation - ASC 718-10-50</u>

The Company does not currently have an equity-based compensation plan.

<u>Income Taxes</u>

The Company is subject to Corporate income and state/province income taxes in the state/province it does business.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has a Memorandum of Understanding (MOU) between a related entity under common control by a founder and the Company. While the Company is under no obligation to purchase Lodging Units from the related entity, the Lodging Units purchased by the Company will be priced at a discount compared to other unrelated customers of the related entity. The amount of the discount equals 50% of the difference between the related entity's cost and the price charged to unrelated customers. The discount expires at the earlier of 3 years from execution of definitive agreements or after the Company has ordered 300 Lodging Units. Under terms of the MOU, the related entity will also hold a 20% interest in Posh Outdoors, LLC (the parent company of Posh Outdoors, Inc). Also, to the extent that the founder secures new sites for the Company to deploy glamping units, he earns incentive cash compensation of $10,000, as well as a 10% commission, per location.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Posh Outdoors, Inc has a letter of intent to provide up to 20 lodging units under a license agreement with Skyridge K-Country Resort, LTD. In exchange for providing the lodging units, Posh earns 30% of the lodging revenue generated on the units for a twenty (20) year period beginning with the first guest stays.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 1,000 of common shares with a par value of $0.10 per share. 1,000 shares were issued and outstanding as of December 31st, 2023.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 29, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.